Exhibit 99-1. Resume of Director Candidates

1. Il Sup Kim

1. Date of Birth: July 1, 1946
2. Current Position: Professor, Ehwa Womans University
3. Education: Ph.D., Business Administration, Seoul National University (1991)
4. Working Experience
- 1977~1981: Director of international affairs, KICPA
- 1985~1993: Head of Seoul Consulting Inc., Samil Consulting & Research Inc. and Samil Coopers & Lybrand Consulting Inc.
- 1990~1997: Member of the Advisory Committee on Accounting Establishment, Securities Supervisory Board
- 1993~1994: Chairman of the Auditing Research Committee, KICPA
- 1994~1998: Vice President of the KICPA in charge of international affairs
- 1995: Vice president of the Korean Accounting Association
- 1997~1998: Member of the Accounting Standards Deliberation Committee, Securities Supervisory Board
- 2002~2004: Vice President of Ehwa Womans University

2. Sang Yoon Lee

1. Date of Birth: September 13, 1942
2. Current Position: Representative Director and President, Nongsim Ltd.
3. Education: BA in Commerce, Seoul National Univ.(1966)
4. Working Experience
- Jul. 1968: Goldenbell Commerce
- Jan. 1971: Lotte Industry Ltd. (currently Nongsim Ltd.)
- Mar. 1978: Director, Nongsim Ltd.
- Jan. 1986: Senior Executive Director, Head of Sales Division, Nongsim Ltd.
- Sep. 1994: Representative Director and President, Nongsim Ltd.
- Oct. 1997: Representative Director & Vice Chairman, Nongsim Ltd
- Jan. 2001: Representative Director and President, Nongsim Ltd. (current)
- Feb. 2001: Non-statutory Vice-Chairman, Korea Food Industry Association (current)

3. Yoon Soo Yoon

1. Date of Birth: March 5, 1946
2. Current Position: Chairman/CEO of FILA Korea Ltd.
3. Education: BA in Political Science & Diplomacy, Korea University of Foreign Studies (1974)
4. Working Experience
- 1973 ~ 1975: A Shipping Public Corporation
- 1975 ~ 1981: JC Penney
- 1981 ~ 1984: Hwasung Co., Ltd (Export Director)
- Mar. 1984 : President of Daewoon Trading Co.,
- July. 1985 : President of Care Line Corp. (current)

4. Shee Yul Ryoo

1. Date of Birth: September 5, 1938
2. Current Position: Advisor, Shin & Kim
3. Education: LLB, Seoul National University 1961
4. Working Experience
- Jan. 1995: Vice President, Bank of Korea
- Mar. 1997: President, Korea First Bank
- Nov. 1999: Chairman, Korea Federation of Banks
- Apr. 2001: Steering Committee Member, Korea Center for International Finance (current)

5. Byung Hun Park

1. Date of Birth: September 10, 1928
2. Current Position: Chairman, Daeseong Precisions Ltd (current)
3. Education: BA in Economics at Meiji University, Japan (1953)
4. Working Experience
- Mar. 1985: President, HQ of Korean Residents’ Union in Japan
- Mar. 1985: Honorary Chairman, ‘88 Seoul Olympics Sponsor Group
- Mar. 1989: Chairman, Daeseong Electronics Ltd (current)
- Dec. 1989: President, Seongsang Co Ltd (current)
- Mar. 1990: Statutory Advisor, HQ of Korean Residents’ Union in Japan (current)
- Jun. 1990: Honorary Chairman, Overseas Korean Representatives (current)
- Aug. 2001: Outside Director, Shinhan Financial Group (current)

6. Young Hoon Choi

1. Date of Birth: November 8, 1928
2. Current Position: CEO, Young-In Tour Farm
3. Education: LLB in Law, Ritsumeikan University, Japan (1953)
4. Working Experience
- Apr 1953 : CEO, New Metro, Japan
- Aug. 1982 : Non Executive Director, Shinhan Bank.

7. Si Jong Kim

1. Date of Birth: April 16, 1937
2. Current Position: Standing Advisor, Kanagawa Division, Korean Residents’ Union in Japan (current)
3. Education: Sigaken Yas High School (1955)
4. Working Experience
- May. 1982: Director, Yokohama Shogin,
- Apr. 1987 : Director, Korea Chamber of Office in Kanagawa, Japan
- April 1991: Vice president, Korean Residents’ Union in Japan

8. Philippe Reynieix

1. Date of Birth: June 24, 1949
2. Current Position: CEO & GM for Korea, BNP Paribas, Seoul
3. Education: Master of Business Law (with award), Paris II Univ. (1973)
4. Working Experience
- 1974 — 1977: Assistant Professor at the Law School in Dakar, Senegal
- 1977 — 1984: B.I.A.O. (International Bank for West Africa)
- 1984 — 1986: Head of Credit & Marketing, Paribas, Gabon
- 1986 — 1990: Deputy General Manager, Paribas, Seoul
- 1990 — 1994: Deputy Head of Corporate Banking, Asia Pacific Division Paribas, Paris
- 1994 — 2000: Country Manager, Singapore, Regional Head of Corporate Banking for S.E. Paribas, Singapore
- 2000 — 2002: Chief Operating Officer BNP Paribas, Singapore
- July 2002 : CEO & GM for Korea BNP Paribas, Seoul (current)

9. Haeng Nam Chung (New Candidate)

1. Date of Birth: March 15, 1941
2. Current Position: Advisor, Korea Chamber of Commerce& Industry in Japan (current)
3. Education: Tomishima Middle School
4. Working Experience
- 2001 : Chairman, ABIC Group (current)
- 2001 : Director, Asuka Credit Cooperative (current)
- 2005 : Advisor, Korea Chamber of Commerce& Industry in Japan (current)

10. Myoung Soo Choi (New Candidate)

1. Date of Birth: August 5, 1957
2. Current Position: Head of Fund management &Planning Department, KDIC (Korea Deposit Insurance Corporation)
3. Education: Kyonggi university of Economics (1986)
4. Working Experience
- 1976 — 1994: the Economic Planning Board
- 1994 — 1999: Ministry of Finance and Economy, Republic of Korea
- 1999 — 2003: Head of Office of the Auditor, Investigation Department, and Special Investigation Planning Department, KDIC
- 2003 — 2005: President, Resolution & Finance Corporation
- March 2005: Head of Fund management &Planning Department, KDIC (current)